EXHIIT 99.1

Mynaric Announces Date of Preliminary Half-Year 2023 Financial Results Webcast

MUNICH, September 7, 2023 –  Mynaric (NASDAQ: MYNA) (FRA: M0YN), a leading provider of industrialized, cost-effective and scalable laser communications products, today announced it has scheduled a webcast to discuss its preliminary unaudited half-year 2023 financial results for Thursday, September 14, 2023, at 12:00 p.m. Eastern Daylight Time (6:00 p.m. Central European Summer Time).

Prior to the webcast on Thursday, September 14, 2023, Mynaric will release preliminary unaudited half-year 2023 financial results over the newswire and publish such results in the Investor Relations section on mynaric.com.

The webcast will include a presentation of these preliminary results along with a Q&A session with members of the management board of Mynaric including CEO, Mustafa Veziroglu and CFO, Stefan Berndt-von Bülow.

Interested parties may listen to the webcast on the Investor Relations section of mynaric.com by pre-registering at the following registration link: Mynaric Half-Year 2023 Earnings Webcast Registration.

An archived version of the webcast along with corresponding slides will be available on the Investor Relations section on mynaric.com.

About Mynaric

Mynaric (NASDAQ: MYNA) (FRA: M0YN) is leading the industrial revolution of laser communications by producing optical communications terminals for air, space and mobile applications. Laser communication networks provide connectivity from the sky, allowing for ultra-high data rates and secure, long-distance data transmission between moving objects for wireless terrestrial, mobility, airborne- and space-based applications. The company is headquartered in Munich, Germany, with additional locations in Los Angeles, California, and Washington, D.C.

For more information, visit mynaric.com.